

February 8, 2011

Richard E. Belluzzo
Chief Executive Officer
Quantum Corporation
1650 Technology Drive, Suite 800
San Jose, CA 95110

     Re: **Quantum Corporation**
             Form 10-K for the Fiscal Year Ended March 31, 2010
             File No. 001-13449

Dear Mr. Belluzzo:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                         Sincerely,

                         /s/ Patrick Gilmore

                         Patrick Gilmore
                         Accounting Branch Chief